September 20, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 03-08

Washington, D.C.  20549

Attention:  Mr. Zafar Hasan

Re:          Sunesis Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-121646)

Ladies and Gentlemen:

As representative of the undersigned underwriters of the proposed initial public offering of up to 6,000,000 shares of common stock of Sunesis Pharmaceuticals, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 9:00 A.M. (NYT) on September 22, 2005, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 1, 2005, through the date hereof:

Preliminary Prospectus dated September 1, 2005:

8,328 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LEHMAN BROTHERS INC.
SG COWEN & CO., LLC
NEEDHAM & COMPANY, LLC

BY:	SG COWEN & CO., LLC

BY:	/s/ Graham Powiss
Graham Powiss,
Managing Director